Exhibit 99.1

Pembina Pipeline Corporation Announces Third Quarter 2013 Results Conference Call and Webcast

CALGARY, Oct. 3, 2013 /CNW/ - Pembina Pipeline Corporation (TSX: PPL, NYSE: PBA) announced that it will release its third quarter 2013 results after markets close on November 1, 2013. A conference call and webcast have been scheduled for Monday, November 4, 2013 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 11, 2013 at 11:59 p.m. ET.  To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 64969171.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=687077&s=1&k=6DC4D1240E58EC3AC8F8E00D3EB13632 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:56e 03-OCT-13